Cross Atlantic Commodities, Inc.
                           4581 Weston Road Suite #273
                                Weston, FL 33331


August 29, 2008



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC

Attention: William Thompson and Robert Babula


         Re: Cross Atlantic Commodities, Inc.
             Internal Control Disclosures
             Acknowledgement to Correct Signature Block on Future Filings


Dear Mr. Thompson and Babula:

         Please be advised that I serve as the Principal Accounting Officer and Chief Financial Officer for Cross Atlantic Commodities, Inc. I am herby informing the Commission of the following:

    o the company is responsible for adequacy and accuracy of the disclosure in the filing:

    o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    o the company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

         Furthermore, this letter shall serve as notification that the correct signature blocks will be signed in the future.

Regards,


/s/ Jorge Bravo
-------------------------
Jorge Bravo
Principal Account Officer
Chief Financial Officer